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                         UNIIVERSAL DETECTION TECHNOLOGY
                         9595 Wilshire Blvd., Suite 700
                         Beverly Hills, California 90212
                              Phone: (310) 248-3655
                               Fax: (310) 273-2662

                                November 1, 2007


VIA FEDERAL EXPRESS AND EDGAR
-----------------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: David Burton


      RE:   UNIVERSAL DETECTION TECHNOLOGY
            ITEM 4.01 FORM 8-K
            FILED OCTOBER 26, 2007
            FILE NO. 1-09327

Dear Mr. Burton:

      On behalf of Universal Detection Technology (the "Company"), set forth below are the Company's responses to the comments received from the staff ("Staff") of the Securities and Exchange Commission in its letter dated October 29, 2007. We have reproduced the Staff's comments in bold type for your convenience and have followed the comment with the Company's response. References in this letter to "we", "our", or "us" mean the Company or its advisors, as the context may require.

      We also enclose a marked draft of the Company's proposed Current Report on Form 8-K/A, containing revisions that have been made in response to the Staff's comment.

      FORM 8-K DATED OCTOBER 25, 2007

      ITEM 4-01. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

      1. PLEASE AMEND YOUR FORM 8-K TO SPECIFICALLY STATE WHETHER YOUR FORMER AUDITOR RESIGNED, DECLINED TO STAND FOR RE-ELECTION, OR WAS DISMISSED AS REQUIRED BY ITEM 304(A)(1)(I) OF REGULATION S-B. ALTHOUGH WE NOTE THE REASON FOR THE CHANGE, IT IS NOT SUFFICIENT TO STATE "AJ ROBBINS, PC TERMINATED ITS RELATIONSHIP...", AS THAT WORDING MAY BE UNCLEAR TO A READER.

            RESPONSE: WE HAVE AMENDED THE FORM 8-K TO SPECIFICALLY STATE THAT OUR FORMER AUDITOR RESIGNED.

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Mr. David Burton
Securities and Exchange Commission
November 1, 2007
Page 2

      2. AS REQUIRED BY ITEM 304(A)(1)(II) OF REGULATION S-B, DISCLOSE WHETHER THE FORMER ACCOUNTANT'S REPORT ON YOUR FINANCIAL STATEMENTS FOR EITHER OF THE PAST TWO YEARS ENDED DECEMBER 31, 2006 CONTAINED AN ADVERSE OPINION, A DISCLAIMER OF OPINION, OR WAS QUALIFIED OR MODIFIED AS TO UNCERTAINTY, AUDIT SCOPE OR ACCOUNTING PRINCIPLES AND, IF SO, DESCRIBE THE NATURE OF EACH ADVERSE OPINION, DISCLAIMER OF OPINION, MODIFICATION OR QUALIFICATION.

            RESPONSE: WE HAVE AMENDED THE FIRST PARAGRAPH OF THE FORM 8-K ACCORDINGLY.

      3. STATE WHETHER, DURING YOUR TWO MOST RECENT FISCAL YEARS AND ANY SUBSEQUENT INTERIM PERIOD BEFORE YOUR FORMER AUDITOR RESIGNED, DECLINED TO STAND FOR RE-ELECTION, OR WAS DISMISSED, YOU HAD ANY DISAGREEMENTS WITH YOUR FORMER AUDITOR ON ANY MATTER OF ACCOUNTING PRINCIPLE OR PRACTICE, FINANCIAL STATEMENT DISCLOSURE, OR AUDITING SCOPE OR PROCEDURE.

            RESPONSE: WE HAVE AMENDED THE SECOND PARAGRAPH OF THE FORM 8-K ACCORDINGLY.

      4. TO THE EXTENT THAT YOU AMEND THE FORM 8-K TO COMPLY WITH OUR COMMENTS, PLEASE OBTAIN AND FILE AN UPDATED EXHIBIT 16 LETTER FROM THE FORMER ACCOUNTANT STATING WHETHER THE ACCOUNTANT AGREES WITH YOUR ITEM 304 DISCLOSURES, OR THE EXTENT TO WHICH THE ACCOUNTANT DOES NOT AGREE.

            RESPONSE: WE HAVE FILED AN UPDATED EXHIBIT 16 LETTER FROM OUR FORMER ACCOUNTANT AS AN EXHIBIT TO OUR FORM 8-K/A FILED ON NOVEMBER 1, 2007.

                                     * * * *

      In connection with responding to the foregoing comments from the Staff, it is hereby acknowledged that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. If you have any questions or further comments, please do not hesitate to contact the undersigned.

                                                Very truly yours,

                                                UNIVERSAL DETECTION TECHNOLOGY


                                                By: /s/ Jacques Tizabi
                                                    ----------------------------
                                                    Jacques Tizabi
                                                    Chief Executive Officer